EXHIBIT 99.1

PRESS RELEASE [for release on August 11, 2021, at 8:00am EST]

Borqs Technologies Announces Strategic Investment and Collaboration with

Zippie in Blockchain IoT Autonomous Payments

Santa Clara, California, August 11, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of embedded software and products for the Internet of Things (IoT), has signed an agreement with Zippie, a blockchain application and payment platform company headquartered in Singapore, to jointly develop solutions for IoT autonomous payments to service the rising demand for digital currency transactions.

Zippie is a pioneer in the Web3.0 payment platform using blockchain technology. Zippie enables businesses to send and receive programmable payments with money and other digital assets, such as airtime, loyalty points, tokens, and gift cards. Since 2017 Zippie has been developing an easy-to-use, legacy, money-system-connected blockchain platform for the real world. Zippie is obtaining e-money license in Europe and other selected strategic regions. By the end of 2021, the Zippie payment system is expected to be connected to 1.3 billion mobile wallets and 3 billion bank accounts globally. So far Zippie has accelerated three applications on its platform:

(1) MyPlanet – a donation application for full end-end transparency donation platform for conservation projects. MyPlanet is a transparent way to directly support communities that are releasing funds against clear milestones. Myplanet is currently in Tanzania for supporting animal conservation and re-forestration projects. (www.myplanet.green)

(2) Lohko wallet – a platform for investors to manage their digital assets. Lohko’s first available products are physical gold and silver bars. Lohko tokenises physical gold and silver bars making ownership easily and securely digitally transferrable. The gold and silver are securely stored in a custodial vault in Singapore. Investors also have the option to get the gold bars issued as an NFT on the Ethereum main chain. (www.lohkowallet.com).

(3) AirImpact – a dashboard for corporates to manage their value transfer. AirImpact develops solutions to enable transparent value transfer in donations, mobile airtime, and digital coupons. AirImpact connect people with financial means to those who can create an impact within their local communities. (www.airimpact.co).

PAMS Foundation is a conservation non-profit with a mission to empower the people who protect wildlife and wild places and has used Zippie’s MyPlanet platform. Michele Mengegon, Director at PAMS Foundation, said, “Zippie has provided us with a ground-breaking technology solution that enables PAMS to support local conservation communities in Tanzania and gives donors visibility on how their funds are being used. It’s a win-win!”

About Autonomous Payment

According to the Worldline report, there has been huge growth in the number of connected devices, from an estimated 200 million globally in 2000 to around 38.5 billion in 2020. In 2020, 779 billion digital transactions were completed worldwide. Today most of the payments are triggered by humans. Tomorrow, with the advent of IoT rollout, these payments will be triggered “autonomously” by machines, a key characteristic of IoT payments. For example, a camera detects who is boarding and disembarking from a train, and the correct fares are then automatically charged to the individuals. Members of Gen Z are extremely concerned about climate change and want to prioritize sustainable ways of living. This will propel forward the sharing economy: individuals who are less concerned with ownership will be able to share access to material products with others, leading to lower costs for everyone (paying only for what they need). IoT payments will help accelerate the development of sharing economy platforms, because they help to enable pay-per-use business models for physical products.

The key aspect of IoT payments is security – how payment credentials are stored securely on a device, how access to the device is controlled (to prevent hacking), and how users on the device will authenticate themselves. Blockchain provides the needed technology to manage and execute IoT autonomous payment transactions. The essentials of using blockchain technology are the inalterability of data (integrity), no single point of failure (availability), identity managed by public/private key pair (authentication), cryptographic primitives that deny data access to unauthorized users (confidentiality), and the requirement that all transactions be signed and auditable (non-repudiation).

With this strategic investment and collaboration, Borqs and Zippie will jointly develop and promote blockchain IoT autonomous payment solutions, where Borqs will focus on the IoT device and Zippie will be responsible for the backend payment gateway. The companies plan to launch the first reference platform solution based on Android digital watch and with mobile wearable payment connecting to various banks in the U.S., Europe and Africa. Pat Chan, CEO of Borqs, said, “We’re very delighted to invest and collaborate with Zippie. Zippie’s advanced payment system using blockchain technology and Borqs’s leadership in IoT technology will provide state-of-the-art solutions in IoT autonomous payment.” Antti Saarnio, CEO of Zippie, said, “We have partnered with Borqs in various projects before. We’re also very excited in this strategic collaboration as Borqs is perfectly positioned to serve the IOT industry and Zippie is able to provide global programmable payment infrastructure to their client base. Blockchain and IOT are the perfect match, as tokenization makes money transfers programmable, which is needed for machine-to-machine autonomous payments. We see huge business opportunities in IoT autonomous payment solutions, especially with the rise of digital currency electronic payment (DCEP). Many countries have planned to launch their own DCEP in the near future.”

https://worldline.com/content/dam/worldline-new/assets/documents/whitepapers/autonomous-payment.pdf

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

About Zippie

Zippie was founded by Dr. Tech. Antti Saarnio and his co-founding team in 2016 with the current headquarters in Singapore. Previously Antti was the Executive Chairman of Jolla. He and his team co-founded Jolla in 2012 - a Finnish mobile operating system company developing Sailfish OS. In 2019, Zippie launched the Airtime Network and E-money wallet in Kenya. In 2020, Zippie launched its first third-party applications Lohko Wallet (lohkowallet.com) and MyPlanet (myplanet.green) on the Zippie platform and launched Airtime Dashboard for businesses to transfer value to emerging markets around the world.

www.zippie.com

Forward-Looking Statements and Additional Information

This press release includes “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements relate to future events or future results, based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements, including the possibility that the development of solutions for IoT autonomous payment as mentioned may not be successful or completed to the extent intended or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou
Vice President of Corporate Finance
Borqs Technologies, Inc.
sandra.dou@borqs.net
www.borqs.com